UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

JMP GROUP LLC
(Name Of Subject Company (Issuer))

JMP GROUP LLC
(Name of Filing Persons (Offeror))

Shares representing limited liability company interests in JMP Group LLC
(Title of Class of Securities)

46629U107
(CUSIP Number of Class of Securities)

Raymond S. Jackson
Chief Financial Officer
JMP Group LLC
600 Montgomery Street, Suite 1100
San Francisco, CA 94111
(415) 835-8900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew D. Thorpe, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
44 Montgomery Street
San Francisco, CA 94104
(415) 432-6001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,250,000	$421.85

*

Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $129.80 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,265.55	Filing Party:	JMP Group LLC
Form or Registration No.:	Schedule TO	Date Filed:	February 24, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission by JMP Group LLC (the “Company”) on February 24, 2020, as amended on March 13, 2020 (“Amendment 1”). The Schedule TO relates to a previously announced tender offer, as amended (the “Tender Offer”), by the Company to purchase up to 1,000,000 shares representing limited liability company interests, at a purchase price per share of $3.25, in cash, without interest and less any applicable withholding taxes, for an aggregate purchase price of $3,250,000, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 24, 2020 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), each of which was previously filed as an exhibit to the Schedule TO. The Tender Offer was scheduled to expire at 11:59 p.m. New York City time, on Friday, April 3, 2020, unless extended or terminated.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

Termination of Tender Offer

On March 19, 2020, the Company announced that it had terminated the Tender Offer as a result of multiple conditions to the Tender Offer not having been satisfied, as described below.

The Company’s obligation to acquire shares pursuant to the Tender Offer was subject to various terms and conditions as specified in the Offer to Purchase and Letter of Transmittal documents that were distributed to holders, including conditions that specified that the following shall not have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (ii) the commencement or escalation of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States; (iii) any change or event occurs, is discovered, or is threatened relating to the Company’s business, general affairs, management, financial position, shareholders equity, income, results of operations, condition (financial or otherwise), income, operations or prospects or in ownership of our shares, which in our reasonable judgment is or may be material to us or otherwise makes it inadvisable for us to proceed with the Offer; (iv) a 10% or greater decrease in the market price of the Company’s shares measured from the close of business on February 21, 2020, or any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on the Company’s business, condition (financial or otherwise), income, operations or prospects or that of our subsidiaries, taken as a whole, or on the trading in the Company’s shares; and (v) any decline in the Nasdaq Composite Index, the New York Stock Exchange Composite Index, the Dow Jones Industrial Average or the S&P 500 Composite Index of at least 10% measured from the close of business on February 21, 2020.

Under the terms of the Tender Offer, once such a trading suspension, international crisis, or decrease in market prices occurred at any time prior to the expiration of the Tender Offer, and regardless of any subsequent reopening of trading or share price or market index changes, JMP Group LLC had the right to terminate the Tender Offer.

On March 12, 2020 and March 16, 2020, the New York Stock Exchange (“NYSE”) suspended trading for fifteen minutes following a material decline in the S&P 500 Index. In addition, on March 16, 2020, each of the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index, and the S&P 500 Index experienced a decrease of more than 10% in the general level of market prices for equity securities in the United States. In addition, the Company believes that the COVID-19 situation in the United States qualifies as a national crisis that poses a material threat to the Company’s business, which in the Company’s reasonable judgment is or may be material to the Company or otherwise makes it inadvisable for the Company to proceed with the Offer.

Accordingly, the Company has exercised its right to terminate the Tender Offer as a result of these triggering events having occurred.

As a result of this termination, no shares will be purchased in the Tender Offer and all shares previously tendered and not withdrawn will be promptly returned to tendering holders.

A copy of the press release issued by the Company on March 19, 2020 announcing the termination of the Tender Offer is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)            Press Release dated March 19, 2020.

ITEM 12.     EXHIBITS

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase dated February 24, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Company’s Schedule TO (File No. 055-88770) filed on February 24, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Company’s Schedule TO (File No. 055-88770) filed on February 24, 2020).

(a)(1)(C)

Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(C) to the Company's Schedule TO (File No. 055-88770) filed on February 24, 2020).

(a)(1)(D)

Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Company’s Schedule TO (File No. 055-88770) filed on February 24, 2020).

(a)(1)(E)

Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Company’s Schedule TO filed on February 24, 2020).

(a)(5)(A)	Press Release issued on February 19, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on February 19, 2020).

(a)(5)(B)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(B) to the Company’s Schedule TO (File No. 055-88770) filed on February 24, 2020).

(a)(5)(C) (a)(5)(D)*

Press Release issued on March 13, 2020 (incorporated by reference to Exhibit (a)(5)(C) to the Company's Amendment No. 1 to Schedule TO (File No. 055-88770) filed on March 13, 2020.)

Press Release issued on March 19, 2020.

(d)(1)

JMP Group LLC Amended and Restated Senior Executive Bonus Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-4 (File No. 333-198264) filed on October 16, 2014).

(d)(2)

JMP Group LLC Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-8 (File No. 333-142956) filed on January 27, 2015).

(d)(3)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.13.6 to JMP Group Inc.’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on May 6, 2010).

(d)(4)

Form of Share Appreciation Right Award (incorporated by reference to Exhibit 99.3 to the Company’s Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-8 (File No. 333-142956) filed on January 27, 2015).

(d)(5)

Revolving Note and Cash Subordination Agreement, dated as of April 8, 2011 (incorporated by reference to Exhibit 10.31 to the Company’s Registration Statement on Form S-4 (File No. 333-198264) filed on October 29, 2014).

(d)(6)

Amendment Number Five to Revolving Note and Cash Subordination Agreement & Revolving Note, effective as of April 30, 2014 (incorporated by reference to Exhibit 10.31 to JMP Group Inc.’s Quarterly Report on Form 10-Q (File No. 001-36802) filed May 1, 2014).

(d)(7)

Amendment Number Six to Revolving Note and Cash Subordination Agreement & Revolving Note, effective as of May 6, 2015 (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on August 4, 2015).

(d)(8)

Amendment Number One to Second Amended and Restated Credit Agreement, dated April 27, 2016, between JMP Holding LLC and City National Bank (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on May 2, 2016).

(d)(9)

Amendment Number Seven to Revolving Note and Cash Subordination Agreement & Revolving Note, effective April 26, 2016, between JMP Securities and City National Bank (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on May 2, 2016).

(d)(10)

Amendment Number Two to Second Amended and Restated Credit Agreement, dated August 24, 2016, between JMP Holding LLC and City National Bank (incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on November 1, 2016).

(d)(11)

Collateral Administration Agreement, dated as of June 29, 2017, by and among JMP Credit Advisors CLO IV Ltd., JMP Credit Advisors LLC and U.S. Bank National Association, as collateral administrator (incorporated by reference from Exhibit 10.15 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on July 3, 2017).

(d)(12)

Amendment Number Three to Second Amended and Restated Credit Agreement, dated May 9, 2017, between JMP Holding LLC and City National Bank (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on August 8, 2017).

(d)(13)

Amendment Number Eight to Revolving Note and Cash Subordination Agreement & Revolving Note, dated May 9, 2017, between JMP Securities LLC, City National Bank (incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on August 8, 2017).

(d)(14)

Credit Agreement, dated as of July 31, 2017, among JMP Credit Advisors CLO V Ltd., as Borrower, JMP Credit Advisors LLC, as Collateral Manager, and BNP Paribas, as Lender (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on November 9, 2017).

(d)(15)

Indenture, dated as of February 20, 2018, among JMP Credit Advisors CLO III(R) Ltd., as Issuer, JMP Credit Advisors CLO III(R) LLC, as Co-Issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on February 22, 2018).

(d)(16)

First Amendment to Credit Agreement, dated as of May 2, 2018, among JMP Credit Advisors CLO V Ltd,. as Borrower, JMP Credit Advisors LLC, as Collateral Manager, and BNP Paribas, as Lender (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on May 10, 2018).

(d)(17)

Second Amendment to Credit Agreement, dated as of June 21, 2018, among JMP Credit Advisors CLO V Ltd., as Borrower, JMP Credit Advisors LLC, as Collateral Manager, and BNP Paribas, as Lender (incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on June 21, 2018).

(d)(18)

Indenture, dated as of July 26, 2018, among JMP Credit Advisors CLO V Ltd., as Issuer, JMP Credit Advisors CLO V LLC, as Co-Issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.22 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on July 27, 2018).

(d)(19)

Amendment Number Nine to Revolving Note and Cash Subordination Agreement & Revolving Note, dated June 6, 2018, by and between JMP Securities LLC and City National Bank (incorporated by reference to Exhibit 10.24 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on August 7, 2018).

(d)(20)

Amendment Number Four to Second Amended and Restated Credit Agreement, dated August 6, 2018, by and between JMP Holding LLC, the lenders, and City National Bank (incorporated by reference to Exhibit 10.24 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on August 7, 2018).

(d)(21)

Credit Agreement, dated as of October 11, 2018, by and among BNP Paribas, as lender and administrative agent, JMP Credit Advisors Long-Term Warehouse Ltd., as borrower, JMP Credit Advisors CLO VI Warehouse Ltd., as a subsidiary of borrower, each other CLO Subsidiary from time to time party thereto, JMP Credit Advisors LLC, as collateral manager, and JMP Capital LLC as preferred investor (incorporated by reference to Exhibit 10.25 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on October 12, 2018).

(d)(22)

Lease Agreement, dated August 10, 2011, between Transamerica Pyramid Properties, LLC, as landlord, and JMP Group Inc., as tenant (incorporated by reference to Exhibit 10.26 to the Company’s Current Report on Form 10-Q (File No. 001-36802) filed on November 9, 2018).

(d)(23)

Third Amendment to Office Lease, dated as of October 31, 2018, by and among Transamerica Pyramid Properties, LLC as landlord, and JMP Group Inc. as tenant (incorporated by reference to Exhibit 10.27 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on November 9, 2018).

(d)(24)

Form of Deferred Restricted Share Unit Award Agreement (Section 16) (incorporated by reference to Exhibit 10.28 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on February 6, 2019).

(d)(25)

Indenture, dated as of June 29, 2017 among JMP Credit Advisors CLO IV Ltd., as Issuer, JMP Credit Advisors CLO IV LLC, as CO-Issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to exhibit 4.10 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on July 3, 2017).

(d)(26)	Form of Notice of Deferred Restricted Share Unit Award (incorporated by reference to Exhibit 10.28 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on February 2, 2019).

(d)(27)

Amendment Number Five to Second Amended and Restated Credit Agreement, dated July 1, 2019, by and between JMP Holding LLC, the lenders, and City National Bank (incorporated by reference to Exhibit 10.29 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on July 3, 2019).

(d)(28)

Amendment Number Six to Second Amended and Restated Credit Agreement, dated September 5, by and between JMP Holding LLC, the lenders, and City National Bank (incorporated by reference to Exhibit 10.30 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on September 6, 2019).

(d)(29)

Underwriting Agreement, dated September 19, 2019, by and between JMP Group LLC and UBS Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on September 20, 2019).

(d)(30)

Indenture, dated as of September 26, 2019, by and between JMP Group LLC and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on September 26, 2019).

(d)(31)

First Supplemental Indenture, dated as of September 26, 2019, to Indenture, dated as of September 26, 2019, by and between JMP Group LLC and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-36802) filed on September 26, 2019).

(d)(32)

Amendment Number Ten to Revolving Note and Cash Subordination Agreement & Revolving Note, dated June 6, 2018, by and between JMP Securities LLC and City National Bank (incorporated by reference to Exhibit 10.31 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36802) filed on November 12, 2019).

 * Filed herewith.

ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JMP Group LLC

Dated: March 19, 2020	By:	s/Raymond S. Jackson
	Name:	Raymond S. Jackson
	Title:	Chief Financial Officer